Via Facsimile and U.S. Mail
Mail Stop 6010

August 22, 2008

Mr. William L. Brunson, Jr.
President, Chief Executive Officer and Director
The National Security Group, Inc.
661 East Davis Street
Elba, AL 36323

> **Re:** **National Security Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Quarterly Period Ended June 30, 2008**
> **File No. 0-18649**

Dear Mr. Brunson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business, page 4

1.   You disclose on page 9 that you engage a consulting actuary to calculate your reserves for traditional life insurance products. While you are not required to make this reference, when you do, you must also disclose the name of the outside actuary. Please revise your disclosure to either name this consulting actuary or

remove your reference to them. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the outside actuary.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 31,

2.   Please revise your contractual obligations table to include the payments of interest associated with your long-term debt. In addition, please revise your contractual obligations table to include the estimated timing of payment of each of your insurance liabilities, not just your property and casualty benefit and loss reserves. Please ensure that your revised disclosure includes the total claims payments you expect to make on your existing insurance contracts and explain in a footnote to the table any differences, for discounting or for any other reasons, between these amounts and your balance sheet liabilities.

Application of Critical Accounting Policies, page 33

3.   Please revise your loss reserve disclosure to provide the sensitivity analysis acknowledged in your January 13, 2005 response to our December 30, 2004 comment letter. In this regard, in order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in your key reserving assumptions may have on reported results, financial position and liquidity. Explain why you believe the scenarios quantified are reasonably likely.

Financial Statements

Note 1(e) Investments, page 44

4.   You disclose that you carry your investments in real estate at cost less allowances for depreciation computed on the straight-line basis. You disclose net investment real estate of $4.6 million and $4.2 million at December 31, 2007 and 2006, respectively yet your accumulated depreciation appears to be only $18,000 at the end of each period. A review of your previous Forms 10-K indicates that accumulated depreciation on investment real estate was also $18,000 at December 31, 2005 while it was $17,000 at the end of each of 2004, 2003 and 2002. Please explain to us why it appears that you are not recording significant depreciation expense each year on your investment real estate. In your response, please summarize for us the types of investment real estate you hold and the depreciable lives you apply to each type. Also, please reference for us the authoritative literature you rely upon to support your accounting.

Note 4: Investment Securities, page 50

5.   It is apparent that you invest significantly in mortgage-backed securities. It is also apparent from your disclosures in MD&A beginning on page 29 that some of your investment in these securities could be categorized as being of high credit quality while others might not. Please revise your policy note disclosure to indicate how you account for these types of investments. Please ensure this disclosure discusses how you record interest income and how you account for estimated prepayments, if applicable, and separately reference for us the authoritative literature you rely upon to support your accounting. To the extent you rely on SFAS 91, please disclose the significant assumptions underlying your prepayment estimates as required by paragraph 19 of that guidance.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 19

6.   On page 53 of your 2007 Form 10-K you disclose that most unrealized losses related to your fixed income portfolio are interest rate driven as opposed to credit quality driven and that you believe that no ultimate loss will be realized. However, you appear to be silent on your assessment of other-than-temporary impairment of your equity securities. In this regard, it is apparent that at December 31, 2007 you have an unrealized loss of $566,000 or 32% of cost on equity securities in a loss position for greater than 12 months. On page 22 of your June 30, 2008 Form 10-Q you disclose that the decline in market value of equity securities was the primary factor contributing to the decline in equity investments since December 31, 2007. Please provide us the following information for each of your equity investments at June 30, 2008 that has an unrealized loss:

- its fair value;
- unrealized loss;
- how many months it's been in an unrealized loss position; and
- why you did not record any other-than-temporary impairment.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

                     Sincerely,

                     Jim B. Rosenberg
                     Senior Assistant Chief
                     Accountant